
RWE

File No. 82-4018

March 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


06012474


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2006
WASH, D.C.
160
SECTION

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the counter motions to the Agenda of the Annual General Meeting 2006 of RWE AG and the comments of the executive board to the counter motions.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E Aktiengesellschaft

- Dr. Döss- - Alphéus-

Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

RWE

Aktiengesellschaft

Essen

Countermotions of **Mr. Wilm Diedrich Müller**, Neuenburg, 4 and 7 March 2006

Re agenda item 2: Appropriation of profits

To whom it may concern

I have hereby moved that the dividends from fiscal 2005 not be paid out in the Euro currency to the shareholders, but that the money planned for the dividend payout be used to buy as many shares as possible in the aforementioned company "Reederei" and that the shares thus acquired be passed on to the shareholders of the aforementioned company "RWE".

I would offer as grounds for this countermotion that shares in the aforementioned company "Reederei" would entitle me directly to attend the Annual General Meeting of the aforementioned company "Reederei", whence the Euro proposed according to the aforementioned agenda entitles me directly to nothing at all.

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2005

To whom it may concern

I have hereby moved not to approve the Acts of the Supervisory Board for fiscal year 2005

and would offer as grounds for this motion that the very same Supervisory Board has permitted the aforementioned company "RWE" in fiscal 2005 to sell its products, such as fuels and electrical current, much too cheaply.

This inappropriate pricing policy could entail the drawback for the aforementioned company "Diedrich" and for myself that we will both receive a dividend for fiscal 2005 that is much too low.

Furthermore, this pricing policy of the aforementioned company "RWE" would have the drawback that the engineers of the aforementioned company "Gea", of the aforementioned company "Siemens" and of the aforementioned company "Dr. Ing. h. c. F. Porsche" would be motivated much too little to build efficient and economical machines, systems and vehicles.

RWE

Aktiengesellschaft

Essen

Countermotion of **Mr. Magnus Kowol**, Haltern am See, 27 March 2006

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2005

I move that the Group's activities in the field of fuel cell technology as well as current research efforts and the current progress in research and technology on the Group's part be published. Moreover, I move that the financial expenditure on research and development work in this field be drastically increased.

RWE

Aktiengesellschaft

Essen

Nomination by Ms. Sofie Linse, Höchstädt, 28 March 2006

Re agenda item 6: Election of new shareholder representatives to the Supervisory Board

I propose that

- Dr. Paul Achleitner,
  Member of the Board of Management of Allianz AG, München
- Carl-Ludwig von Boehm-Bezing,
  former member of the Board of Management of Deutsche Bank AG, Bad Soden
- Dr. Thomas R. Fischer,
  Chairman of the Board of Management of WestLB AG, Düsseldorf
- Heinz-Eberhard Holl,
  former Chief Administrative Officer, Osnabrück rural district, Osnabrück
- Dr. Gerhard Langemeyer,
  Mayor of the city of Dortmund, Dortmund
- Dagmar Mühlenfeld,
  Mayor of the city of Mülheim an der Ruhr, Mülheim an der Ruhr
- Dr. Wolfgang Reiniger,
  Mayor of the city of Essen, Essen
- Christa Schmidt,
  housewife and former clerk at Bayerische Landessiedlung, resident in 86495 Eurasburg
- Dr. Manfred Schneider,
  Chairman of the Supervisory Board of Bayer AG, Leverkusen
- Prof. Karel Van Miert
  Professor, Nyenrode University, Beersel

be elected as shareholder representatives to the Supervisory Board.

Reasons: German Stock Corporation Act § 100 and para. 5.4.3 German Corporate Governance Code

RWE
Aktiengesellschaft
Essen

Countermotion by **Dachverband der Kritischen Aktionärinnen und Aktionäre e. V.**, Cologne, 29 March 2006

Re agenda item 3: Approval of the Acts of the Executive Board for fiscal 2005

Approval of the acts of the Executive Board for fiscal 2005 is denied.

Reasons:
In "Planet Water", a publication by RWE's water supply company Thames Water, the Executive Board proclaimed: "It is indispensable that all interested groups be involved to ensure water reserves can be used appropriately and with wide public support. A joint forum should be created in which all affected parties can participate and have the opportunity to voice their concerns, hopes and suggestions regarding important decisions and future water supply."

Neither RWE, Thames Water, American Water nor any of their regional subsidiaries have followed this model to date. On the contrary, the RWE Executive Board is offering the globally operating water division of the Group to the public for sale, without taking customer needs into consideration. Bids from cities and local authorities for their local water supplies have been ignored by the Executive Board, despite the fact that there are no other parties in sight that are interested in this heavy loss-making branch of business.

Many people in Bangkok, Berlin, Budapest, Jakarta, London, Shanghai, in Australia, India, Japan, Singapore, Malaysia, in 27 federal states of the USA and in three Canadian provinces have had to swallow what were in many cases significant increases in price and/or considerable deteriorations in service since their water supply was taken over by RWE.

For example, under the management of RWE, Illinois American Water has already had to ask its customers five times to boil their tap-water before using it because it contained, or could have

contained, bacteria that was detrimental to health. In Lexington, Kentucky, promises made by subsidiary Kentucky American Water were proven to be lies. Instead of "ensuring that the water resources (...) will be managed (...) with wide public support" as it had announced, it fought before the highest court in the state against a planned public vote on the issue of who the water supply company should belong to in future.

As long as the RWE Executive Board refuses to negotiate with the affected cities and local authorities on the subject of buying back their drinking water networks, the Board has no moral right to expect its acts to be approved.

Re agenda item 4: Approval of the Acts of the Supervisory Board for fiscal 2005

Approval of the acts of the Supervisory Board for fiscal 2005 is denied. In the event of individual approval of the acts of each Board member, approval shall be denied to the stockholders' representatives and approval shall be issued to the employee-elected representatives.

Reasons:

The majority of the members of the Supervisory Board have failed to act! They have failed to induce the Executive Board to immediately shut down all RWE nuclear power stations, which are threatening the lives and health of millions of people. They have failed to induce the Executive Board to phase out power generation from lignite, which is decisively contributing towards global warming. They have failed to induce the Executive Board to primarily make use of renewable energy sources, which could prevent the climate catastrophe and other environmental damage.

The majority of the Supervisory Board is endangering the public interest and thus in the long term the jobs of RWE employees and the assets of RWE shareholders as long the Board continues to ignore the warnings, which are, for example, publicly accessible on the Internet at www.kritischeaktionaere.de/Konzernkritik/RWE/rwe.html and www.s-wasserforum.de/index.php?idcatside=230&sid=0c47c638577a5195e01322c9f232db b9&mod40_1=print and www.foodandwaterwatch.org/water/communities-and-privatization-1 and www.wasser-in-buergerhand.de/index.php?cat=109&id=211 and www.bluegrassflow.org and www.citizen.org/cmep/Water/general/majorwater/rwe/.

Re agenda item 6: Election of new shareholder representatives to the Supervisory Board

The proposed Messrs Achleitner, von Boehm-Bezing, Fischer, Schneider and Schulz be not elected to the Supervisory Board.

Reasons:

Women continue to be placed at a disadvantage in the world of work and are barely represented in management positions – this is also the case at RWE. Shareholders should reject the proposed list of candidates as 90 per cent of candidates are male. Equal opportunities must start at the highest body of a public limited company, as was critically demanded by shareholders as far back as 1994 (see www.kritischeaktionaere.de /Kampagnen/Frauen/frauen.html) and again in 2002 (see www.kritischeaktionaere.de/Kampagnen/Gleichstellung/gleichstellung.html).

The Executive Board and the present Supervisory Board of RWE AG are urged to nominate qualified women for election to the Supervisory Board. The members of the General Meeting are urged to elect qualified women to the Supervisory Board.

The proposed Mayor Mühlenfeld, Mayor Langemeyer and Mayor Reiniger have been democratically authorised to represent the interests of citizens on the Supervisory Board in the areas supplied by RWE AG.

The contrary applies to candidates Achleitner (Allianz AG), von Boehm-Bezing (Deutsche Bank AG), Fischer (WestLB AG), Schneider (Bayer AG) and Schulz (ThyssenKrupp AG). They are prime representatives of the internationally criticised "Deutschland AG", in which executive boards and supervisory boards from different companies mutually control each other.

RWE

Aktiengesellschaft

Essen

Comments of the Executive Board in response to the countermotions:

The water business in the USA and Great Britain is essentially characterised by the standards imposed by the respective regulatory authorities. These requirements defined with due account taken of the public interest determine the framework for the water utilities with respect to capital expenditure, operations, drinking water quality and prices. The Executive Board of course seeks to take into account the interests of all the parties involved as far as the planned sale of American Water and RWE Thames Water is concerned. The sale of both holdings also requires the approval of the respective regulatory authority which will also take the customer requirements as a basis when making their decision. Moreover, the decision on the disposal of the water business is subject to approval by the Supervisory Board.

In the past, RWE reported in various ways about the Research & Development activities in the media. Relevant current information and an overview of the individual projects pursued by RWE Fuel Cells GmbH in the field of fuel cell technology are published on the website of RWE. Over € 65 million have so far been spent on the R&D activities for the development of fuel cells; RWE will remain committed to the development of this technology in the future.

In the generation of electricity, RWE continues to rely on a balanced mix of primary energies, which increasingly include renewable energies, too. Lignite is the most important domestic primary energy and indispensable both for supply security and with a view to economic efficiency. RWE makes the greatest possible contribution to reducing CO_2 emissions and hence to sustainable climate protection by its capital expenditure on permanently optimised technology, such as new power plants with higher efficiencies. The development of the world's first CO_2-free large-scale power plant, which could come on stream as early as 2014, if planning and implementation proceed smoothly, is another important activity in this respect. Our nuclear power plants meet highest safety standards and are internationally regarded as exemplary. Nuclear power plants are CO_2-free and thus also contribute to protecting the environment.

The Supervisory Board has submitted a list of nominations for the election to the new Supervisory Board, on which the Annual General Meeting will resolve. Prof. Dr. Schulz has resigned from the Supervisory Board of Commerzbank AG with effect from 31 March 2006. The list of nominations is in full compliance with the requirements of the German Stock Corporation Act and the recommendations of the German Corporate Governance Code.

The distribution of profit in the form of a cash dividend is in line with common practice. The shareholders are free to use the distributed dividend for the acquisition of shares of other companies.

We therefore consider all countermotions to be unfounded and may make additional comments at the Annual General Meeting.

Essen, 31 March 2006

RWE Aktiengesellschaft
The Executive Board